UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SITEL Corporation
(Name of Issuer) Common Stock, par value $0.001 per share
(Title of Class of Securities) 82980K 10 7

(CUSIP Number)

Terrence Mitchell Leve, Sr.

Chief Legal Officer & Corporate Secretary

ClientLogic Corporation

3102 West End Avenue, Suite 1000

Nashville, Tennessee 37203

Telephone: (615) 301-7325

with a copy to:

Jin Kim

Mayer, Brown, Rowe & Maw LLP

1675 Broadway

New York, New York 10019

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) October 12, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 82980K 10 7		13D
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Stagecoach Acquisition Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Minnesota

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 14,879,349 shares (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,879,349 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.99% (1)

14	TYPE OF REPORTING PERSON
CO

(1)  An aggregate of 14,879,349 shares of SITEL Corporation, a Minnesota corporation (“Sitel”), common stock are subject to three separate Voting Agreements, each dated October 12, 2006 (the “Voting Agreements”), by and among ClientLogic Corporation, a Delaware corporation (“ClientLogic”), Stagecoach Acquisition Corporation, a Minnesota corporation and a wholly owned subsidiary of ClientLogic (“Stagecoach”) and James F. Lynch, Private Equity Investors IV, L.P. and Jana Piranha Master Fund, Ltd., the holders of such shares (collectively, the “Voting Holders”) (discussed in Items 3 and 4 below). Based upon 74,400,631 shares of Sitel common stock outstanding as of the close of business on October 6, 2006 (as represented by Sitel in the Agreement and Plan of Merger discussed in Items 3 and 4 below), the shares subject to the Voting Agreements represent approximately 19.99% of the outstanding Sitel common stock. Beneficial ownership of the shares of common stock referred to herein is being reported solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreements described above. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Stagecoach that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed. In addition, Stagecoach expressly disclaims membership in a “group,” as defined in Section 13(d) of the Act, with the Voting Holders.

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1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
ClientLogic Corporation I.R.S. Identification No. 16-1556476

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 14,879,349 shares (2)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,879,349 shares

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES		☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.99% (2)

14		TYPE OF REPORTING PERSON
CO

(2) See footnote (1) above. Beneficial ownership of the shares of common stock referred to herein is being reported solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreements described in footnote (1) above. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by ClientLogic that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed. In addition, ClientLogic expressly disclaims membership in a “group,” as defined in Section 13(d) of the Act, with the Voting Holders.

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1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Onex ClientLogic Holdings LLC I.R.S. Identification No. 52-2196364

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 14,879,349 shares (3)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,879,349 shares

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES		☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.99% (3)

14		TYPE OF REPORTING PERSON
OO

(3) See footnote (1) above. Beneficial ownership of the shares of common stock referred to herein is being reported solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreements described in footnote (1) above. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Onex ClientLogic Holdings LLC that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed. In addition, by Onex ClientLogic Holdings LLC expressly disclaims membership in a “group,” as defined in Section 13(d) of the Act, with the Voting Holders.

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1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Onex Corporation I.R.S. Identification No.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 14,879,349 shares (4)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,879,349 shares

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES		☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.99%(4)

14		TYPE OF REPORTING PERSON
CO

(4) See footnote (1) above. Beneficial ownership of the shares of common stock referred to herein is being reported solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreements described in footnote (1) above. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Onex Corporation that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed. In addition, by Onex Corporation expressly disclaims membership in a “group,” as defined in Section 13(d) of the Act, with the Voting Holders.

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1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Gerald W. Schwartz

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 14,879,349 shares (5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,879,349 shares

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES		☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.99% (5)

14		TYPE OF REPORTING PERSON
IN

(5)  See footnote (1) above. Beneficial ownership of the shares of common stock referred to herein is being reported solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreements described in footnote (1) above. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Gerald Schwartz that he is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed. In addition, Gerald Schwartz expressly disclaims membership in a “group,” as defined in Section 13(d) of the Act, with the Voting Holders.

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Item 1. Security and Issuer

This Statement on Schedule 13D (this “Statement”) relates to shares of common stock, par value $0.001 per share (the “Common Stock”), of Sitel, which has its principal executive office at 7277 World Communications Drive, Omaha, Nebraska 68122.

Item 2. Identity and Background

(a), (b), (c) and (f) This statement is being filed jointly, pursuant to Rule 13d-1(k)(1) under the Act, as separate persons and not as members of a group, by ClientLogic, Stagecoach, Onex ClientLogic Holdings LLC (“ClientLogic Holdings”), Onex Corporation (“Onex”), and Gerald W. Schwartz (collectively, the “Reporting Persons”).

(i)          Stagecoach, a Minnesota corporation, is a wholly-owned subsidiary of ClientLogic. Stagecoach was formed to effect the transactions described in Item 4 below and has not engaged in any activities other than those incident to its formation and such transactions. Stagecoach’s principal business address is 3102 West End Avenue, Suite 1000, Nashville, Tennessee 37203.

(ii)         ClientLogic, a Delaware corporation, beneficially owns all of the capital stock of Stagecoach. ClientLogic’s principal business is to provide fully integrated customer care, fulfillment and back office processing services. ClientLogic’s principal business address is 3102 West End Avenue, Suite 1000, Nashville, Tennessee 37203.

(iii)        ClientLogic Holdings, a Delaware limited liability company, beneficially owns a majority of the voting stock of ClientLogic. The principal business of ClientLogic Holdings is to hold the stock of ClientLogic. The principal business address of ClientLogic Holdings is 421 Leader Street, Marion, Ohio 43302.

(iv)        Onex Corporation, a corporation incorporated under the Business Corporations Act (Ontario), beneficially owns a majority of the membership interests of ClientLogic Holdings. Onex is a diversified corporation with operations in the services, manufacturing and technology industries. The principal business address of Onex is 161 Bay Street, P.O. Box 700, Toronto, Ontario M5J 2S1.

(v)         Gerald Schwartz, a Canadian citizen, beneficially owns a majority of the voting stock of Onex. The principal occupation of Mr. Schwartz is the Chairman of the Board, President and Chief Executive Officer of Onex. The address for the principal business office of Mr. Schwartz is 161 Bay Street, P.O. Box 700, Toronto, Ontario M5J 2S1.

The name, citizenship, business address, present principal occupation or employment, and the name and principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of ClientLogic, Stagecoach, ClientLogic Holdings and Onex are as set forth in Annex I hereto and incorporated herein by reference.

(d) and (e) During the last five years, none of the Reporting Persons, and, to the best knowledge of the Reporting Persons, none of the individuals listed in Annex I, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

As an inducement for ClientLogic to enter into the Agreement and Plan of Merger described in Item 4 and in consideration thereof, each of the Voting Holders entered into the Voting Agreements. ClientLogic did not pay additional consideration to the Voting Holders in connection with the execution and delivery of the Voting Agreements. For a description of the Voting Agreements, see Item 4 below, which description is incorporated herein by reference in response to this Item 3.

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Copies of the Voting Agreements are filed as Exhibits 99.3, 99.4, and 99.5 and are incorporated herein by reference.

Item 4. Purpose of Transaction

The response to Item 3 is herein incorporated by reference.

Sitel and ClientLogic have entered into a definitive Agreement and Plan of Merger, dated as of October 12, 2006 (the “Merger Agreement”), for Sitel to be acquired in an all-cash transaction valued at $4.05 per share of Common Stock. As an inducement for ClientLogic to enter into the Merger Agreement with Sitel, the Voting Holders have entered into the Voting Agreements, with ClientLogic and Stagecoach. Subject to the terms and conditions thereof, the Merger Agreement provides for the merger (the “Merger”) of Stagecoach with and into Sitel, whereupon the separate existence of Stagecoach will cease and Sitel will continue as the surviving corporation. At the effective time of the Merger, each outstanding share of Common Stock (other than shares of Common Stock that are held by Sitel as treasury stock or owned by Sitel, any of its subsidiaries, ClientLogic or Stagecoach and other than shares of Common Stock that are held by stockholders, if any, who properly exercise their dissenters’ rights under Minnesota law) will be converted into the right to receive $4.05 in cash, without interest.

The Merger Agreement has been approved by the board of directors of each of Sitel and ClientLogic.

Pursuant to the Voting Agreements, the Voting Holders, have agreed with respect to 14,879,349 shares of Common Stock beneficially owned by them, which represents approximately 19.99% of the issued and outstanding shares of Common Stock, among other things, (a) to consent in writing to the adoption of the Merger Agreement and the approval of the Merger in respect of all of the shares of Common Stock beneficially owned by each such holder and (b) to vote all shares of Common Stock beneficially owned by each such holder and subject to the Voting Agreements: (i) in favor of the Merger and the adoption of the Merger Agreement and the transactions contemplated thereby and (ii) against any action, agreement, transaction (other than the Merger Agreement or the transactions contemplated thereby) or proposal (including any Acquisition Proposal, as such term is defined in the Merger Agreement) that could reasonably be expected to impede, interfere, delay, discourage or adversely affect the Merger Agreement.

Each Voting Holder has also agreed not to: (i) make any sales, gifts, transfers, pledges, or other dispositions of the Common Stock subject to the Voting Agreements (including any shares of the Common Stock subject to the Voting Agreements issued upon the exercise of Sitel stock options), (ii) deposit any of the Common Stock subject to the Voting Agreements (including any shares of the Common Stock subject to the Voting Agreements issued upon the exercise of Sitel stock options) into a voting trust or enter into any voting agreement or arrangement or understanding with respect thereto, (iii) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition, sale, assignment transfer or other disposition of the Common Stock subject to the Voting Agreements (including any shares of the Common Stock subject to the Voting Agreements issued upon the exercise of Sitel stock options) or (iv) take any action that could make any of its representations or warranties contained in the Voting Agreements untrue or incorrect.

The purpose of the Voting Agreements is to enable ClientLogic and Sitel to consummate the transactions contemplated by the Merger Agreement.

Consummation of the Merger is subject to receipt by ClientLogic of the proceeds of the debt financing commitment and various other customary conditions, including, among others, (i) approval of the Merger by Sitel’s stockholders, (ii) the absence of any law or regulation that prohibits the consummation of the Merger or governmental action seeking to make the Merger illegal or cause the Merger to be rescinded, (iii) expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and

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certain other antitrust waiting periods, (iv) subject to certain exceptions, receipt of any government consents and completion of any government filings required to permit the Merger and (v) the absence of any material adverse change with respect to the Sitel’s business. Each party’s obligation to close is also subject to the accuracy of representations and warranties of and compliance with covenants by the other party to the Merger Agreement, in each case, as set forth in the Merger Agreement. The parties expect to close the transaction by early 2007.

Upon the consummation of the Merger, the directors and officers of Stagecoach immediately prior to the effective time of the Merger shall be the directors and officers of the surviving corporation, until their respective successors are duly elected or appointed and qualified in accordance with applicable law.

At the effective time of the Merger, the articles of incorporation and bylaws of the Stagecoach shall be the articles of incorporation and bylaws of the surviving corporation until amended in accordance with applicable law.

If the Merger is consummated as planned, ClientLogic anticipates that Sitel will become a wholly owned subsidiary of ClientLogic and ClientLogic will seek to cause the Common Stock to be deregistered under the Securities Exchange Act of 1934, as amended, and delisted from quotation on the New York Stock Exchange.

The Merger Agreement includes customary representations, warranties and covenants of the parties. The covenants of Sitel include, subject to certain exceptions, covenants to (i) recommend that its stockholders vote for the approval and adoption of the Merger Agreement and the Merger, (ii) hold a stockholders’ meeting for the purpose of voting on the adoption of the Merger Agreement, (iii) not withdraw its recommendation, approve an alternative business combination transaction or proposal, or approve or enter into an agreement for an alternative business combination transaction, (iv) not solicit, initiate or facilitate alternative business combination transaction proposals and (v) not engage in discussions or negotiations concerning or disclose nonpublic information in connection with alternative business combination transactions or proposals.

The foregoing summary of certain provisions of the Voting Agreements and the Merger Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements.

A copy of the Merger Agreement is filed as Exhibit 99.2 and is incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer

(a) and (b) The information contained on the cover pages of this Statement is incorporated herein by reference. As a result of entering into the Voting Agreements, Stagecoach and ClientLogic may be deemed to have (i) beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) and (ii) shared power to vote or direct the vote of 14,879,349 shares of Common Stock, which represents approximately 19.99% of the shares of Common Stock deemed issued and outstanding as of October 6, 2006, as represented by Sitel in the Merger Agreement, subject to the conditions and limitations of the Voting Agreements.

ClientLogic Holdings is the majority stockholder of ClientLogic and may therefore be deemed to indirectly control Stagecoach. Onex is the majority member of ClientLogic Holdings and may therefore be deemed to indirectly control ClientLogic and Stagecoach. Mr. Schwartz is the majority stockholder of Onex and may therefore be deemed to indirectly control ClientLogic and Stagecoach. As a result of the foregoing, ClientLogic Holdings, Onex and Mr. Schwartz may be deemed to indirectly control the Common Stock beneficially owned by Stagecoach and ClientLogic.

Apart from the terms and conditions set forth in the Voting Agreements, ClientLogic and Stagecoach are not entitled to any rights of a stockholder of Sitel. ClientLogic and Stagecoach do not, other than as specified in the Voting Agreements, have (i) sole or shared power to vote or direct the vote or (ii) sole or shared power to dispose or direct the disposition of Common Stock.

(c) Except as set forth or incorporated herein, none of the Reporting Persons, and, to the best knowledge of the Reporting Persons, none of the individuals listed in Annex I, has effected any transaction in Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

References to, and descriptions of, the Voting Agreements in this Item 5 are qualified in their entirety by reference to the Voting Agreements, copies of which are filed as Exhibits 99.2, 99.3 and 99.4 to this Statement,

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respectively, and which are incorporated by reference in this Item 5 in their entirety where such references and descriptions appear.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Items 3, 4 and 5 and Exhibits 99.2, 99.3, 99.4 and  99.5 are incorporated by herein by reference.

Except as set forth in this Statement, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the person listed on Annex I, have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Sitel, including but not limited to, transfer or voting of any of the securities of Sitel, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting or investment power over the securities of Sitel.

Item 7. Material to Be Filed as Exhibits

99.1.	Joint Filing Agreement, dated October 23, 2006, by and between Stagecoach Acquisition Corporation, ClientLogic Corporation, Onex ClientLogic Holdings LLC, Onex Corporation and Gerald W. Schwartz.
99.2*	Agreement and Plan of Merger, dated October 12, 2006, among ClientLogic Corporation, Stagecoach Acquisition Corporation and Sitel Corporation.
99.3	Voting Agreement, dated October 12, 2006, by and among ClientLogic Corporation, Stagecoach Acquisition Corporation and James F. Lynch.
99.4	Voting Agreement, dated October 12, 2006, by and among ClientLogic Corporation, Stagecoach Acquisition Corporation and Private Equity Investors IV, L.P.
99.5	Voting Agreement, dated October 12, 2006, by and among ClientLogic Corporation, Stagecoach Acquisition Corporation, Jana Piranha Master Fund, Ltd. and JANA Partners LLC.

*	Filed as Exhibit 2.1 to Sitel’s Form 8-K, filed with the Commission on October 18, 2006.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  October 23, 2006

STAGECOACH ACQUISITION CORPORATION
/s/ Terrence Mitchell Leve, Sr.

Name: Terrence Mitchell Leve, Sr.
Title: Secretary
CLIENTLOGIC CORPORATION
/s/ Terrence Mitchell Leve, Sr.

Name: Terrence Mitchell Leve, Sr.
Title: Chief Legal Officer & Corporate Secretary
ONEX CLIENTLOGIC HOLDINGS LLC
/s/ Timothy A.R. Duncanson
Name: Timothy A.R. Duncanson
Title: Authorized Signatory

ONEX CORPORATION
/s/ Christopher Govan
Name: Christopher Govan
Title: Vice President
/s/ Donald W. Lewtas
Name: Donald W. Lewtas
Title: Vice President
GERALD W. SCHWARTZ
/s/ Donald W. Lewtas
Authorized Signatory

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ANNEX I

Information Concerning Executive Officers and

Directors of Stagecoach, ClientLogic Holdings, ClientLogic and Onex

The current executive officers and directors of Stagecoach, ClientLogic, ClientLogic Holdings and Onex are listed below. The address of ClientLogic and Stagecoach is 3102 West End Avenue, Suite 1000 Nashville, Tennessee 37203, the address of ClientLogic Holdings is 421 Leader Street, Marion, Ohio 43302 and the address of Onex is 161 Bay Street, Toronto, Ontario M5J 2S1. Unless otherwise indicated, all positions set forth below opposite an individual’s name refer to positions within ClientLogic, Stagecoach or Onex, and, where applicable, the business address listed for each individual not principally employed by ClientLogic is also the address of the corporation or other organization that principally employs that individual.

Stagecoach Executive Officers and Directors
Name	Position/Present Principal Occupation or Employment and Business Address	Citizenship
David Garner	President, Director 3102 West End Avenue, Suite 1000 Nashville, Tennessee 37203	USA
Paul Stone	Vice President and Chief Financial Officer, Director 3102 West End Avenue, Suite 1000 Nashville, Tennessee 37203	USA
Craig Jantzi	Treasurer, Director 3102 West End Avenue, Suite 1000 Nashville, Tennessee 37203	USA
Terrence Mitchell Leve, Sr.	Secretary, Director 3102 West End Avenue, Suite 1000 Nashville, Tennessee 37203	USA

ClientLogic Executive Officers
Name	Present Position with ClientLogic	Citizenship

David Garner	President and Chief Executive Officer and Director	USA

Paul Stone	Chief Financial Officer	USA

Chad Carlson	Chief Operating Officer, Americas and Philippines	USA

Julie Casteel	Chief Sales & Marketing Officer	USA

Terrence Leve, Sr.	Chief Legal Officer & Corporate Secretary	USA

Glenn Timms	Chief Executive Officer – EMEA	United Kingdom

Thomas O. Harbison	Executive Vice President	USA

Virginia T. Goldsberry	Chief Human Resources Officer	USA

Dale W. Saville	Executive Vice President, Corporate Services	USA

David W. Eckert	Chief Information Officer	USA

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ClientLogic Directors
Name	Position/Present Principal Occupation or Employment and Business Address	Citizenship

Seth M. Mersky	Managing Director, Onex 161 Bay Street, Toronto, Ontario M5J 2S1	Canada

David Hirsh	Director, ClientLogic 161 Bay Street, Toronto, Ontario M5J 2S1	Canada

Thomas O. Harbison	Vice Chairman and Executive Vice President, ClientLogic 5445 La Sierra, Dallas, Texas 75231	USA

Lisa Melchior	Vice President, OMERS Capital Partners 200 Bay Street, Toronto, Ontario M5J 2J2	USA

Keith Powell	President, Keith Powell Consulting, Inc. 4243 Bridlepath Trail, Mississauga, Ontario L5L 3K3	USA

Harvey Golub	Corporate Director/Advisor 500 Frank W. Burr Blvd., Teaneck, New Jersey 07666	USA

David Garner	President and Chief Executive Officer, ClientLogic 3102 West End Avenue, Suite 1000 Nashville, Tennessee 37203	USA

ClientLogic Holdings Executive Officers and Directors
Name	Position/Present Principal Occupation or Employment and Business Address	Citizenship

Anthony Munk	Director and Representative, ClientLogic Holdings, 421 Leader Street, Marion, Ohio 43302	Canada

Donald West	Director and Representative, ClientLogic Holdings, 421 Leader Street, Marion, Ohio 43302	USA

John Trojano	Director and Representative, ClientLogic Holdings, 421 Leader Street, Marion, Ohio 43302	USA

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Onex Executive Officers
Name	Present Position with Onex	Citizenship

Gerald W. Schwartz	Chairman of the Board, President and Chief Executive Officer and Director	Canada

Andrea E. Daly	Vice President and General Counsel	Canada

Timothy A.R. Duncanson	Managing Director	Canada

Christopher A. Govan	Vice President – Taxation	Canada

Ewout R. Heersink	Managing Director and Chief Financial Officer	Canada

Mark L. Hilson	Managing Director	Canada

Donald W. Lewtas	Vice President – Finance	Canada

Seth M. Mersky	Managing Director	USA

Andrew J. Sheiner	Managing Director	Canada

Nigel S. Wright	Managing Director	Canada

John S. Elder	Secretary	Canada

Onex Directors
Name	Position/Present Principal Occupation or Employment and Business Address	Citizenship

Gerald W. Schwartz	Chairman of the Board, President and Chief Executive Officer, Onex, 161 Bay Street, Toronto, Ontario M5J 2S1	Canada

Daniel C. Casey	Chairman of the Board, Chief Executive Officer and President, Creson Corporation, 16 Clarence Square, Toronto, Ontario M5V 1H1	Canada

John B. McCoy	Corporate Director, c/o Onex, 161 Bay Street, Toronto, Ontario M5J 2S1	USA

J. Robert S. Prichard	President and Chief Executive Officer, Torstar Corporation One Yonge Street, Toronto, Ontario M5E 1E6	Canada

Heather M. Reisman	Chair and Chief Executive Officer, Indigo Books & Music Inc. 468 King Street West, Suite 500, Toronto, Ontario M5V 1L8	Canada

Peter C. Godsoe	Corporate Director, c/o Onex, 161 Bay Street, Toronto, Ontario M5J 2S1	Canada

Serge Gouin	Chairman of the Board, Quebecor Media Inc. 612 St. Jacques Street, 13th Floor, Montreal, Quebec H3C 4M8	Canada

Brian M. King	Corporate Director, c/o Onex, 161 Bay Street, Toronto, Ontario M5J 2S1	Canada

Arni C. Thorsteinson	President, Shelter Canadian Properties Limited, 2600-7 Evergreen Place, Winnipeg, Manitoba R3L 2T3	Canada

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